Fiscal 2018 Half Year Ended 30 September 2017

Exhibit 99.3

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the condensed consolidated financial statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie,” the “Company,” “we,” “our,” or “us.” Definitions for certain capitalized terms used in this Management’s Analysis of Results can be found in the section titled “Non-GAAP Financial Measures.”
This Management’s Analysis of Results includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (“US GAAP”). These non-GAAP financial measures should not be considered to be more meaningful than the equivalent US GAAP measures. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the section titled “Non-US GAAP Financial Measures.” In addition, this Management’s Analysis of Results includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies. Since James Hardie prepares its consolidated financial statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s consolidated financial statements to the equivalent non-US GAAP financial measure used in this Management’s Analysis of Results. See the section titled “Non-US GAAP Financial Measures.”
These documents, along with an audio webcast of the Management Presentation on 09 November 2017, are available from the Investor Relations area of our website at http://www.ir.jameshardie.com.au

Media/Analyst Enquiries:
Jason Miele
Vice President, Investor and Media Relations

Telephone:	+61 2 8845 3352

Email:	media@jameshardie.com.au

Management's Analysis of Results: James Hardie - Half Year ended 30 September 2017	1

GROUP RESULTS

James Hardie Industries plc
Results for the 2nd Quarter and Half Year Ended 30 September

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY18	Q2 FY17	Change %	HY FY18	HY FY17	Change %
Net sales	$525.8	$495.8	6	$1,033.5	$973.5	6
Cost of goods sold	(338.6)	(313.7)	(8)	(677.3)	(614.6)	(10)
Gross profit	187.2	182.1	3	356.2	358.9	(1)

Selling, general and administrative expenses	(75.0)	(69.1)	(9)	(148.5)	(141.1)	(5)
Research and development expenses	(8.5)	(7.3)	(16)	(16.1)	(14.9)	(8)
Asbestos adjustments	(6.6)	(17.2)	62	(10.5)	3.4
EBIT	97.1	88.5	10	181.1	206.3	(12)

Net interest expense	(6.8)	(7.0)	3	(13.3)	(13.1)	(2)
Other income (expense)	—	0.5		(0.4)	(0.2)
Operating profit before income taxes	90.3	82.0	10	167.4	193.0	(13)
Income tax expense	(23.9)	(25.0)	4	(43.6)	(48.9)	11
Net operating profit	$66.4	$57.0	16	$123.8	$144.1	(14)

Earnings per share - basic (US cents)	15	13		28	32
Earnings per share - diluted (US cents)	15	13		28	32

Volume (mmsf)	701.0	693.1	1	1,391.2	1,366.0	2

Net sales for the quarter and half year increased 6% from the prior corresponding periods to US$525.8 million and US$1,033.5 million, respectively. For both periods net sales were favorably impacted by a higher average net sales price in the North America Fiber Cement segment and higher sales volumes in the International Fiber Cement segment.

Gross profit of US$187.2 million for the quarter and US$356.2 million for the half year increased 3% and decreased 1%, respectively, when compared to the prior corresponding periods. Gross profit margin of 35.6% for the quarter and 34.5% for the half year decreased 1.1 percentage points and 2.4 percentage points, respectively, when compared with the prior corresponding periods.

Selling, general and administrative (“SG&A”) of US$75.0 million for the quarter and US$148.5 million for the half year increased 9% and 5%, respectively, when compared to the prior corresponding periods, primarily driven by increased labor costs.

Research and development (“R&D”) expenses for the quarter and half year increased 16% and 8%, respectively, when compared to the prior corresponding periods, primarily due to an increase in R&D spend for the Other Business Segment, as well as, an increase in the overall number of R&D projects undertaken by the R&D team.

Asbestos adjustments primarily reflect the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate.

Other income (expense) for the quarter and half year reflects the gains and losses on interest rate swaps.

Net operating profit for the quarter increased compared to the prior corresponding period, primarily due to the favorable movements of asbestos adjustments and the favorable underlying performance of the operating business units, partially offset by an increase in SG&A expense.

Net operating profit for the half year decreased compared to the prior corresponding period, primarily due to the unfavorable movement of asbestos adjustments and increase in SG&A expense, partially offset by a decrease in tax expense.

Management's Analysis of Results: James Hardie - Half Year ended 30 September 2017	2

OPERATING RESULTS - SEGMENT

North America Fiber Cement Segment
Operating results for the North America Fiber Cement segment were as follows:

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY18	Q2 FY17	Change	HY FY18	HY FY17	Change
Volume (mmsf)	561.6	571.7	(2)%	1,123.1	1,120.1	—%
Average net sales price per unit (per msf)	US$702	US$664	6%	US$697	US$665	5%

Net sales	398.1	384.5	4%	791.2	754.8	5%
Gross profit			—%			(4)%
Gross margin (%)			(1.4 pts)			(3.2 pts)
EBIT	97.4	97.7	—%	177.2	192.3	(8)%
EBIT margin (%)	24.5	25.4	(0.9 pts)	22.4	25.5	(3.1 pts)

Net sales for the quarter and half year were favorably impacted by a higher average net sales price. The increase in average net sales price reflects a change in our strategic pricing effective April 2017. Additionally, the slight decrease in volume for the quarter and flat volume for the half year, compared to the prior corresponding periods, was due to dampened demand driven by our capacity constraints in the prior fiscal year and first quarter of fiscal year 2018.

We note that there are a number of data sources that measure US housing market growth. At the time of filing our results for the quarter ended 30 September 2017, only US Census Bureau data was available. According to the US Census Bureau, single family housing starts for the quarter were 229,600, or 11% above the prior corresponding period, and for the half year ended 30 September 2017, single family housing starts were 467,200, or 10% above the prior corresponding period.

While we have provided US Census Bureau data above, we note that this data can be different from other indices we use to measure US housing market growth, namely the McGraw-Hill Construction Residential Starts Data (also known as Dodge), the National Association of Home Builders and Fannie Mae.

The change in gross margin for the quarter and half year can be attributed to the following components:

For the Three Months Ended 30 September 2017:
Higher average net sales price	3.4	pts
Higher start up costs	(0.1	pts)
Higher production costs	(4.7	pts)
Total percentage point change in gross margin	(1.4	pts)

For the Half Year Ended 30 September 2017:
Higher average net sales price	2.9	pts
Higher start up costs	(0.4	pts)
Higher production costs	(5.7	pts)
Total percentage point change in gross margin	(3.2	pts)

Management's Analysis of Results: James Hardie - Half Year ended 30 September 2017	3

OPERATING RESULTS - SEGMENT

Gross margin for the quarter and half year decreased 1.4 percentage points and 3.2 percentage points, respectively, compared to the prior corresponding periods, primarily driven by higher production costs, partially offset by a higher average net sales price. The higher production costs were driven by elevated spending in freight, labor and raw materials, as well as production inefficiencies across the manufacturing network. Although production inefficiencies are reducing quarter over quarter in fiscal year 2018, these costs continue to impact the analysis of comparing current year results to the prior corresponding period, as the inefficiencies resulting from our capacity constraints did not begin until the second half of the prior corresponding period.

EBIT for the quarter was flat compared to prior corresponding period. EBIT for the half year decreased 8% primarily driven by a 4% decrease in gross profit and a 3% increase in SG&A.

The higher SG&A expense for the half year was primarily driven by an increase in labor related costs, however, as a percentage of sales, SG&A decreased by 0.4 percentage points and 0.2 percentage points for the quarter and half year, respectively, when compared to prior corresponding periods.

EBIT margin for the quarter decreased 0.9 percentage points to 24.5% when compared to the prior corresponding period, driven primarily by the decrease in gross margin as described above. EBIT margin for the half year decreased 3.1 percentage points to 22.4% when compared to the prior corresponding period, driven primarily by the decrease in gross margin and higher SG&A expense as described above.

International Fiber Cement Segment

The International Fiber Cement Segment is comprised of the following businesses: (i) Australia Fiber Cement, (ii) New Zealand Fiber Cement, (iii) Philippines Fiber Cement, and (iv) Europe Fiber Cement.

Operating results for the International Fiber Cement segment in US dollars were as follows:

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY18	Q2 FY17	Change	HY FY18	HY FY17	Change
Volume (mmsf)	139.4	121.4	15%	268.1	245.9	9%
Average net sales price per unit (per msf)	US$785	US$814	(4)%	US$776	US$783	(1)%

Net sales	123.9	106.6	16%	234.7	209.5	12%
Gross profit			15%			14%
Gross margin (%)			(0.3 pts)			0.6 pts
EBIT	30.8	25.7	20%	57.0	49.6	15%
EBIT margin (%)	24.9	24.1	0.8 pts	24.3	23.7	0.6 pts

Volume for the quarter and half year increased 15% and 9%, respectively, compared to the prior corresponding periods, primarily driven by volume growth in our Philippines and Australian businesses.

Net sales for the quarter and half year increased 16% and 12%, respectively , compared to the prior corresponding period, primarily due to higher volume, partially offset by lower average net sales price in US dollars. The lower average net sales price for the quarter and half year was primarily driven by tactical pricing strategies and volume growth in the Philippines.

Gross profit for the quarter increased 15%, compared to the prior corresponding period, primarily driven by strong growth in our Australian business.

Management's Analysis of Results: James Hardie - Half Year ended 30 September 2017	4

OPERATING RESULTS - SEGMENT

Gross profit for the half year increased by 14% , compared to the prior corresponding period, primarily driven by strong growth in our Australian business, partially offset by lower net sales in Europe and a lower average net sales price in the Philippines.

The change in gross margin for the quarter and half year can be attributed to the following components:

For the Three Months Ended 30 September 2017:
Lower average net sales price	(2.1 pts)
Lower production costs	1.8	pts
Total percentage point change in gross margin	(0.3 pts)

For the Half Year Ended 30 September 2017:
Lower average net sales price	(0.2 pts)
Lower production costs	0.8	pts
Total percentage point change in gross margin	0.6	pts

EBIT for the quarter and half year increased 20% and 15%, respectively, when compared to the prior corresponding periods, to US$30.8 million and US$57.0 million, respectively, due to the increase in gross profit described above, partially offset by higher SG&A expenses. The increase in SG&A expense for the quarter and half year paced in line with the segment's growth, compared to prior corresponding periods.

Country Analysis

Australia Fiber Cement

Net sales for the quarter and half year increased primarily due to higher average net sales price and increased volume. The key drivers of growth in net sales were favorable conditions in our addressable markets and market penetration, as we gained market share during the current period, combined with the favorable impact of our price increase and favorable product mix.

EBIT for the quarter and half year increased by 23% and 27%, respectively, when compared to the prior corresponding periods, driven by improved gross profit due to improved net sales, partially offset by higher SG&A expenses related to labor related costs.

According to Australian Bureau of Statistics data, approval for detached houses, which are a key driver of the Australian business’ sales volume, were 31,866 for the quarter, an increase of 2% compared to the prior corresponding quarter. For the half year, approvals for detached houses were 61,280, a decrease of 2% compared to the prior corresponding period. The other key driver of our sales volume is the alterations and additions market, which increased 5% when compared to the prior corresponding quarter. For the half year, the alterations and additions market increased 1% compared to the prior corresponding period.

New Zealand Fiber Cement

Net sales for the quarter and half year increased from the prior corresponding periods, primarily driven by higher sales volumes from addressable markets. EBIT for the quarter and half year increased compared the prior corresponding periods, driven by higher net sales and lower SG&A expenses, partially offset by higher cost of goods sold.

Management's Analysis of Results: James Hardie - Half Year ended 30 September 2017	5

OPERATING RESULTS - SEGMENT

Philippines Fiber Cement

Volume for the quarter and half year increased 48% and 24%, respectively, when compared to the prior corresponding periods, as a result of our tactical pricing strategies in the current year, as well as historically low volumes in the prior corresponding period due to the penetration of customer imports within the Philippines market. EBIT for the quarter was higher, driven by strong volume growth, lower average cost of goods sold per unit and lower SG&A expenses. EBIT for the half year was lower compared to the prior corresponding period, driven by a lower average net sales price due to tactical pricing strategies, higher freight expenses and higher raw material costs, partially offset by lower SG&A expenses.

Europe Fiber Cement

Net sales and EBIT for the quarter improved when compared to the prior corresponding period, primarily driven by favorable foreign translation impact. Net sales and EBIT for the half year decreased, compared to the prior corresponding period, primarily driven by lower volume in certain regions and increased product costs.

Other Businesses Segment

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY18	Q2 FY17	Change	HY FY18	HY FY17	Change
Net sales	3.8	4.7	(19)%	7.6	9.2	(17)%
Gross profit			NM			NM
Gross profit margin (%)			(18.4 pts)			(13.6 pts)
EBIT	(2.1)	(1.2)	(75)%	(3.9)	(2.6)	(50)%

We continue to invest in business development opportunities aligned with our long term strategy and continue to incur losses in our Other Businesses segment. EBIT loss for the quarter and half year increased to a loss of US$2.1 million and US$3.9 million, respectively, when compared to the prior corresponding periods. We continue to invest in future growth through our commitment to building organizational capability, quality manufacturing and product development capabilities.

Research and Development Segment
We record R&D expenses depending on whether they are core R&D projects that are designed to benefit all business units, which are recorded in our R&D segment; or commercialization projects for the benefit of a particular business unit, which are recorded in the individual business unit’s segment results. The table below details the expenses of our R&D segment:

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY18	Q2 FY17	Change %	HY FY18	HY FY17	Change %
Segment R&D expenses	$(6.6)	$(5.5)	(20)	$(12.2)	$(11.1)	(10)
Segment R&D SG&A expenses	(0.6)	(0.5)	(20)	(1.1)	(1.0)	(10)
Total R&D EBIT	$(7.2)	$(6.0)	(20)	$(13.3)	$(12.1)	(10)

Management's Analysis of Results: James Hardie - Half Year ended 30 September 2017	6

OPERATING RESULTS - SEGMENT

Segment R&D expenses are a result of the number of core R&D projects being undertaken by the R&D team. The expense will fluctuate period to period depending on the nature and number of core R&D projects being worked on and the AUD/USD exchange rates during the period.

Other R&D expenses associated with commercialization projects in business units are recorded in the results of the respective business unit segment. Other R&D expenses associated with commercialization projects were US$1.9 million for the quarter and US$3.9 million for the half year, compared to US$1.8 million and US$3.8 million for the prior corresponding periods.

General Corporate

Results for General Corporate were as follows:

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY18	Q2 FY17	Change %	HY FY18	HY FY17	Change %
General Corporate SG&A expenses	$(14.8)	$(10.1)	(47)	$(24.6)	$(23.5)	(5)
Asbestos:
Asbestos adjustments	(6.6)	(17.2)	62	(10.5)	3.4
AICF SG&A expenses[1]	(0.4)	(0.4)	—	(0.8)	(0.8)	—
General Corporate EBIT	$(21.8)	$(27.7)	21	$(35.9)	$(20.9)	(72)

[1] Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF. Readers are referred to Note 7 of our 30 September 2017 condensed consolidated financial statements for further information on the Asbestos adjustments.

For the quarter, General Corporate SG&A expenses increased US$4.7 million compared to the prior corresponding period, primarily due to a decrease in recognized foreign exchange gains and higher discretionary spending.

For the half year, General Corporate SG&A increased US$1.1 million compared to the prior corresponding period, primarily due to higher discretionary expenses and a decrease in recognized foreign exchange gains, partially offset by a US$3.4 million gain on the sale of a storage building located near our Fontana facility and lower stock compensation expense driven by a decrease in the stock price in USD.

Asbestos adjustments for both periods primarily reflect the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period.

The AUD/USD spot exchange rates are shown in the table below:

Q2 FY18		Q2 FY17		HY FY 18		HY FY17
30 June 2017	0.7697	30 June 2016	0.7436	31 March 2017	0.7644	31 March 2016	0.7657
30 September 2017	0.7840	30 September 2016	0.7628	30 September 2017	0.7840	30 September 2016	0.7628
Change ($)	0.0143	Change ($)	0.0192	Change ($)	0.0196	Change ($)	(0.0029)
Change (%)	2	Change (%)	3	Change (%)	3	Change (%)	—
Readers are referred to Note 7 of our 30 September 2017 condensed consolidated financial statements for further information on asbestos adjustments.

Management's Analysis of Results: James Hardie - Half Year ended 30 September 2017	7

OPERATING RESULTS- OTHER

EBIT
The table below summarizes EBIT results as discussed above:

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY18	Q2 FY17	Change %	HY FY18	HY FY17	Change %
North America Fiber Cement	$97.4	$97.7	—	$177.2	$192.3	(8)
International Fiber Cement	30.8	25.7	20	57.0	49.6	15
Other Businesses	(2.1)	(1.2)	(75)	(3.9)	(2.6)	(50)
Research and Development	(7.2)	(6.0)	(20)	(13.3)	(12.1)	(10)
General Corporate[1]	(14.8)	(10.1)	(47)	(24.6)	(23.5)	(5)
Adjusted EBIT	104.1	106.1	(2)	192.4	203.7	(6)
Asbestos:
Asbestos adjustments	(6.6)	(17.2)	62	(10.5)	3.4
AICF SG&A expenses	(0.4)	(0.4)	—	(0.8)	(0.8)	—
EBIT	$97.1	$88.5	10	$181.1	$206.3	(12)

[1] Excludes Asbestos-related expenses and adjustments

Net Interest Expense

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY18	Q2 FY17	Change %	HY FY18	HY FY17	Change %
Gross interest expense	$(8.6)	$(7.8)	(10)	$(16.2)	$(13.9)	(17)
Capitalized Interest	0.9	0.5	80	1.8	1.1	64
Interest income	0.3	0.2	50	0.4	0.3	33
Net AICF interest income (expense)	0.6	0.1		0.7	(0.6)
Net interest expense	$(6.8)	$(7.0)	3	$(13.3)	$(13.1)	(2)

Gross interest expense for the quarter and half year increased US$0.8 million and US$2.3 million, respectively, when compared to the prior corresponding periods, primarily due to the higher outstanding balance of our senior unsecured notes. Net AICF interest income for the quarter and half year increased US$0.5 million and US$1.3 million, when compared to the prior corresponding period, primarily due to interest income on deposits and a decrease in the balance of AICF's borrowings under its loan facility with New South Wales Government.

Other Income (Expense)

Other income for the quarter decreased to nil compared to US$0.5 million in the prior corresponding period, due to unfavorable movements on our interest rate swaps. Other expense for the half year increased to US$0.4 million compared to US$0.2 million in the prior corresponding period, due to unfavorable movements on our interest rate swaps.

Management's Analysis of Results: James Hardie - Half Year ended 30 September 2017	8

OPERATING RESULTS- OTHER

Income Tax

	Three Months and Half Year Ended 30 September
	Q2 FY18	Q2 FY17	HY FY18	HY FY17
Income tax expense (US$ Millions)	(23.9)	(25.0)	(43.6)	(48.9)
Effective tax rate (%)	26.5	30.5	26.0	25.3

Adjusted income tax expense[1] (US$ Millions)	(22.8)	(24.8)	(42.4)	(49.6)
Adjusted effective tax rate[1] (%)	23.6	24.9	23.8	26.0

[1]Adjusted income tax expense represents income tax on net operating profit excluding asbestos adjustments and other tax adjustments

Total income tax expense for the quarter decreased US$1.1 million when compared to the prior corresponding period. The decrease was primarily driven by a decrease in the effective tax rate. The decrease in the effective tax rate was driven by an US$10.6 million favorable movement of asbestos adjustments compared to the prior corresponding period.

Total income tax expense for the half year decreased US$5.3 million when compared to the prior corresponding period. The decrease was primarily driven by a decrease in operating profit before income taxes, partially offset by an increase in the effective tax rate. The increase in the effective tax rate was driven by an US$13.9 million unfavorable movement of asbestos adjustments compared to the prior corresponding period.

Total Adjusted income tax expense for the quarter and half year decreased US$2.0 million and US$7.2 million, respectively, when compared to the prior corresponding periods. The decrease for the quarter and half year was primarily due to a decrease in the adjusted effective tax rate due to a lower proportion of taxable earnings in jurisdictions with higher tax rates, in particular the USA, and a decrease in Adjusted operating profit before income taxes.

Readers are referred to Note 10 of our 30 September 2017 condensed consolidated financial statements for further information related to income tax.

Management's Analysis of Results: James Hardie - Half Year ended 30 September 2017	9

OPERATING RESULTS- OTHER

Net Operating Profit

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY18	Q2 FY17	Change %	HY FY18	HY FY17	Change %
EBIT	$97.1	$88.5	10	$181.1	$206.3	(12)

Net interest expense	(6.8)	(7.0)	3	(13.3)	(13.1)	(2)
Other income (expense)	—	0.5		(0.4)	(0.2)
Income tax expense	(23.9)	(25.0)	4	(43.6)	(48.9)	11
Net operating profit	66.4	57.0	16	123.8	144.1	(14)

Excluding:
Asbestos:
Asbestos adjustments	6.6	17.2	(62)	10.5	(3.4)
AICF SG&A expenses	0.4	0.4	—	0.8	0.8	—
AICF interest (income) expense, net	(0.6)	(0.1)		(0.7)	0.6
Asbestos and other tax adjustments	1.1	0.2		1.2	(0.7)
Adjusted net operating profit	73.9	74.7	(1)	135.6	141.4	(4)

Adjusted diluted earnings per share (US cents)	17	17		31	32

Adjusted net operating profit of US$73.9 million for the quarter decreased US$0.8 million, or 1%, compared to the prior corresponding period, primarily due to the underlying performance of the operating business units, as reflected in the US$2.0 million decrease in Adjusted EBIT and a decrease in other income of US$0.5 million, partially offset by a decrease in Adjusted income tax expense of US$2.0 million.

Adjusted net operating profit of US$135.6 million for the half year decreased US$5.8 million, or 4%, compared to the prior corresponding period, primarily due to the underlying performance of the operating business units, as reflected in the US$11.3 million decrease in Adjusted EBIT, partially offset by a decrease in Adjusted income tax expense of US$7.2 million.

Management's Analysis of Results: James Hardie - Half Year ended 30 September 2017	10

OTHER INFORMATION

Cash Flow
Operating Activities
Cash provided by operating activities decreased US$32.9 million to US$98.0 million. The decrease in cash provided by operating activities was primarily driven by an unfavorable change in working capital of US$48.3 million, a US$11.1 million increase in the payment to AICF and a US$4.0 million decrease in net income adjusted for non-cash items, partially offset by a favorable change in other operating assets and liabilities of US$30.5 million. The unfavorable change in working capital was primarily due to continued build of inventory levels to meet anticipated demand. The favorable change in other operating assets and liabilities was primarily due to lower cash payments made to management on FY17 bonuses compared to FY16 bonuses, a higher product warranty reserve in the current period and other normal variations in current net asset accounts.
Investing Activities
Cash used in investing activities increased US$40.8 million to US$77.5 million. The change in net cash used in investing activities was primarily driven by an increase in the purchase of property, plant and equipment of US$48.0 million compared to the prior corresponding period, partially offset by US$7.9 million in proceeds from the sale of a storage building near our Fontana facility.
Financing Activities
Cash used in financing activities decreased US$100.6 million to US$16.1 million. The decrease in cash used in financing activities was primarily driven by the repurchase of shares of common stock of US$99.8 million in the prior year, compared to nil in the current year.

Capacity Expansion

We continually evaluate the capacity required to service the North American housing market to ensure we meet demand and achieve our market penetration objectives. During the current quarter we:

•	Completed the start-up of the 4th sheet machine at our Plant City facility;

•	Continued the start-up at our Summerville facility;

•	Continued the construction of a greenfield expansion project on land adjacent to our existing Tacoma facility, which is expected to be commissioned in the first quarter of fiscal year 2019; and

•	Continued the planning of our Prattville, Alabama facility, which is now expected to be commissioned in the first half of fiscal year 2020.

In our International Fiber Cement segment, we are adding additional capacity in the Philippines with an estimated total cost of US$18.0 million, which is expected to be completed in the second half of fiscal year 2018.

Management's Analysis of Results: James Hardie - Half Year ended 30 September 2017	11

OTHER INFORMATION

Liquidity and Capital Allocation

Our cash position decreased from US$78.9 million at 31 March 2017 to US$78.8 million at 30 September 2017.

At 30 September 2017, the Company held two forms of debt: an unsecured revolving credit facility and senior unsecured notes. The effective weighted average interest rate on the Company’s total debt was 4.6% and 4.8% at 30 September 2017 and 31 March 2017, respectively. The weighted average term of all debt, including undrawn facilities, was 4.2 years and 4.7 years at 30 September 2017 and 31 March 2017, respectively.

At 30 September 2017, the Company had US$500.0 million available in an unsecured revolving credit facility. At 30 September 2017, a total of US$290.0 million was drawn from the unsecured revolving facility, compared to US$175.0 million at 31 March 2017. The unsecured revolving facility expires in December 2020 and the size of the facility may be increased by up to US$250.0 million.

Based on our existing cash balances, together with anticipated operating cash flows arising during the year and unutilized committed credit facilities, we anticipate that we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

We have historically met our working capital needs and capital expenditure requirements from a combination of cash flow from operations and credit facilities. Seasonal fluctuations in working capital generally have not had a significant impact on our short or long term liquidity.

Capital Management and Dividends
The following table summarizes the dividends declared or paid in respect of fiscal years 2018, 2017 and 2016:

US$ Millions	US Cents/ Security	US$ Total Amount	Announcement Date	Record Date	Payment Date
FY 2017 second half dividend	0.28	131.3	18 May 2017	8 June 2017	4 August 2017
FY 2017 first half dividend	0.10	46.6	17 November 2016	21 December 2016	24 February 2017
FY 2016 second half dividend	0.29	130.2	19 May 2016	9 June 2016	5 August 2016
FY 2016 first half dividend	0.09	39.7	19 November 2015	23 December 2015	26 February 2016
FY 2015 special dividend	0.22	92.8	21 May 2015	11 June 2015	7 August 2015
FY 2015 second half dividend	0.27	114.0	21 May 2015	11 June 2015	7 August 2015

Subsequent to 30 September 2017, the Company announced an ordinary dividend of US10.0 cents per security, with a record date of 13 December 2017 and a payment date of 23 February 2018.

We will continue to review our capital structure and capital allocation objectives and expect the following prioritization to remain:

•	invest in R&D and capacity expansion to support organic growth;

•	provide ordinary dividend payments within the payout ratio of 50-70% of net operating profit, excluding asbestos;

•	maintain flexibility for accretive and strategic inorganic growth and/or flexibility to manage through market cycles; and

•	consider other shareholder returns when appropriate.

Management's Analysis of Results: James Hardie - Half Year ended 30 September 2017	12

OTHER INFORMATION

Other Asbestos Information
Claims Data

	Three Months and Half Year Ended 30 September
	Q2 FY18	Q2 FY17	Change %	HY FY18	HY FY17	Change %
Claims received	156	131	(19)	302	285	(6)
Actuarial estimate for the period	144	157	8	288	313	8
Difference in claims received to actuarial estimate	(12)	26		(14)	28

Average claim settlement[1] (A$)	305,000	226,000	(35)	264,000	225,000	(17)
Actuarial estimate for the period[2]	283,000	327,000	13	283,000	327,000	13
Difference in claims paid to actuarial estimate	(22,000)	101,000		19,000	102,000	81

[1] Average claim settlement is derived as the total amount paid divided by the number of non-nil claim settlements
[2] This actuarial estimate is a function of the assumed experience by disease type and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience

For the quarter ended 30 September 2017, we noted the following related to asbestos-related claims:

•	Claims received during the current quarter and half year were 8% and 5% above actuarial estimates, respectively;

•	Claims received during the current quarter and half year were 19% and 6% higher than prior corresponding periods, respectively;

•	Mesothelioma claims reported for the half year were 11% above actuarial expectations and 13% above the prior corresponding period;

•	The average claim settlement was 8% above actuarial expectations for the quarter and 7% below actuarial expectations for the half year;

•	Average claim settlement sizes were lower for most disease types, including for mesothelioma and asbestosis, compared to actuarial expectations for fiscal year 2018; and

•
The decrease in average claim settlement for the half year versus actuarial estimates was largely attributable to lower average claim settlement sizes for non-large mesothelioma claims and asbestosis claims, together with the favorable large claims experience for the half year.

AICF Funding

On 3 July 2017, we made a payment of A$135.1 million (US$102.2 million) to AICF, representing 35% of our free cash flow for fiscal year 2017. Free cash flow, as defined in the AFFA, was equivalent to our fiscal year 2017 operating cash flows of US$292.1 million.

From the time AICF was established in February 2007 through 3 July 2017, we have contributed approximately A$1,055.0 million to the fund.

Readers are referred to Note 7 of our 30 September 2017 condensed consolidated financial statements for further information on asbestos.

Management's Analysis of Results: James Hardie - Half Year ended 30 September 2017	13

NON-US GAAP FINANCIAL MEASURES

Financial Measures - US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because we prepare our condensed consolidated financial statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in our condensed consolidated financial statements:

Management’s Analysis of Results and Media Release	Consolidated Statements of Operations and Other Comprehensive Income (Loss) (US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)

Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes

Income tax (expense) benefit	Income tax (expense) benefit

Net operating profit (loss)*	Net income (loss)

*- Represents non-US GAAP descriptions used by Australian companies.

EBIT – Earnings before interest and tax.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Management's Analysis of Results: James Hardie - Half Year ended 30 September 2017	14

NON-US GAAP FINANCIAL TERMS

This Management’s Analysis of Results includes certain financial information to supplement the Company’s condensed consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measure for the same purposes. These financial measures include:

•	Adjusted EBIT;

•	Adjusted EBIT margin;

•	Adjusted net operating profit;

•	Adjusted diluted earnings per share;

•	Adjusted operating profit before income taxes;

•	Adjusted income tax expense;

•	Adjusted effective tax rate;

•	Adjusted EBITDA;

•	Adjusted EBITDA excluding Asbestos; and

•	Adjusted selling, general and administrative expenses (“Adjusted SG&A”).

These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These financial measures are not meant to be considered in isolation or as a substitute for comparable US GAAP financial measures and should be read only in conjunction with the Company’s condensed consolidated financial statements prepared in accordance with US GAAP. In evaluating these financial measures, investors should note that other companies reporting or describing similarly titled financial measures may calculate them differently and investors should exercise caution in comparing the Company’s financial measures to similar titled measures by other companies.

Non-financial Terms
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd

Management's Analysis of Results: James Hardie - Half Year ended 30 September 2017	15

NON-US GAAP FINANCIAL MEASURES

Financial Measures - US GAAP equivalents
Adjusted EBIT

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY18	Q2 FY17	HY FY18	HY FY17
EBIT	$97.1	$88.5	$181.1	$206.3
Asbestos:
Asbestos adjustments	6.6	17.2	10.5	(3.4)
AICF SG&A expenses	0.4	0.4	0.8	0.8
Adjusted EBIT	$104.1	$106.1	$192.4	$203.7
Net sales	525.8	495.8	1,033.5	973.5
Adjusted EBIT margin	19.8%	21.4%	18.6%	20.9%
Adjusted Net Operating Profit

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY18	Q2 FY17	HY FY18	HY FY17
Net operating profit	$66.4	$57.0	$123.8	$144.1
Asbestos:
Asbestos adjustments	6.6	17.2	10.5	(3.4)
AICF SG&A expenses	0.4	0.4	0.8	0.8
AICF interest (income) expense, net	(0.6)	(0.1)	(0.7)	0.6
Asbestos and other tax adjustments	1.1	0.2	1.2	(0.7)
Adjusted net operating profit	$73.9	$74.7	$135.6	$141.4
Adjusted diluted earnings per share

	Three Months and Half Year Ended 30 September
	Q2 FY18	Q2 FY17	HY FY18	HY FY17
Adjusted net operating profit (US$ millions)	$73.9	$74.7	$135.6	$141.4
Weighted average common shares outstanding - Diluted (millions)	441.5	445.4	441.5	446.4
Adjusted diluted earnings per share (US cents)	17	17	31	32

Management's Analysis of Results: James Hardie - Half Year ended 30 September 2017	16

NON-US GAAP FINANCIAL MEASURES

Adjusted effective tax rate

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY18	Q2 FY17	HY FY18	HY FY17
Operating profit before income taxes	$90.3	$82.0	$167.4	$193.0
Asbestos:
Asbestos adjustments	6.6	17.2	10.5	(3.4)
AICF SG&A expenses	0.4	0.4	0.8	0.8
AICF interest (income) expense, net	(0.6)	(0.1)	(0.7)	0.6
Adjusted operating profit before income taxes	$96.7	$99.5	$178.0	$191.0

Income tax expense	(23.9)	(25.0)	(43.6)	(48.9)
Asbestos and other tax adjustments	1.1	0.2	1.2	(0.7)
Adjusted income tax expense	$(22.8)	$(24.8)	$(42.4)	$(49.6)
Effective tax rate	26.5%	30.5%	26.0%	25.3%
Adjusted effective tax rate	23.6%	24.9%	23.8%	26.0%
Adjusted EBITDA excluding Asbestos

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY18	Q2 FY17	HY FY18	HY FY17
EBIT	$97.1	88.5	$181.1	$206.3
Depreciation and amortization	23.4	20.4	45.2	39.9
Adjusted EBITDA	$120.5	$108.9	$226.3	$246.2
Asbestos:
Asbestos adjustments	6.6	17.2	10.5	(3.4)
AICF SG&A expenses	0.4	0.4	0.8	0.8
Adjusted EBITDA excluding Asbestos	$127.5	$126.5	$237.6	$243.6
Adjusted selling, general and administrative expenses (“Adjusted SG&A”)

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY18	Q2 FY17	HY FY18	HY FY17
SG&A expenses	$75.0	$69.1	$148.5	$141.1
Excluding:
AICF SG&A expenses	(0.4)	(0.4)	(0.8)	(0.8)
Adjusted SG&A expenses	$74.6	$68.7	$147.7	$140.3
Net sales	$525.8	$495.8	$1,033.5	$973.5
SG&A expenses as a percentage of net sales	14.3%	13.9%	14.4%	14.5%
Adjusted SG&A expenses as a percentage of net sales	14.2%	13.9%	14.3%	14.4%

Management's Analysis of Results: James Hardie - Half Year ended 30 September 2017	17

SUPPLEMENTAL FINANCIAL INFORMATION

As set forth in Note 7 of the condensed consolidated financial statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. The company’s management measures its financial position, operating performance and year-over-year changes in operating results with and without the effect of the net AFFA liability. Accordingly, management believes that the following non-GAAP information is useful to it and investors in evaluating the company’s financial position and ongoing operating financial performance. The following non-GAAP table should be read in conjunction with the condensed consolidated financial statements and related notes contained therein.

James Hardie Industries plc
Supplementary Financial Information
30 September 2017
(Unaudited)

US$ Millions	Total Fiber Cement- Excluding Asbestos Compensation	Asbestos Compensation	As Reported (US GAAP)
Restricted cash and cash equivalents – Asbestos	$—	$41.7	$41.7
Restricted short term investments – Asbestos	—	78.4	78.4
Insurance receivable – Asbestos[1]	—	67.0	67.0
Workers compensation asset – Asbestos[1]	—	44.5	44.5
Deferred income taxes – Asbestos	—	353.7	353.7
Asbestos liability[1]	—	1,141.8	1,141.8
Workers compensation liability – Asbestos[1]	—	44.5	44.5
Income taxes payable	14.7	(10.7)	4.0
Asbestos adjustments	$—	$(10.5)	$(10.5)
Selling, general and administrative expenses	(147.7)	(0.8)	(148.5)
Net interest expense	(14.0)	0.7	(13.3)
Income tax expense	(42.4)	(1.2)	(43.6)
[1] The amounts shown on these lines are a summation of both the current and non-current portion of the respective asset or liability as presented on our consolidated balance sheets.

Management's Analysis of Results: James Hardie - Half Year ended 30 September 2017	18

FORWARD-LOOKING STATEMENTS

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:

▪	statements about the Company’s future performance;

▪	projections of the Company’s results of operations or financial condition;

▪	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

▪	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

▪	expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;

▪	expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;

▪	expectations concerning dividend payments and share buy-backs;

▪	statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

▪	statements regarding tax liabilities and related audits, reviews and proceedings;

▪	statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;

▪	expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

▪	expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;

▪
statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

▪
statements about economic conditions, such as changes in the US economic or housing market conditions or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 18 May 2017, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

Management's Analysis of Results: James Hardie - Half Year ended 30 September 2017	19